Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated August 10, 2021 Supplementing the Preliminary Prospectus Supplement dated August 10, 2021
Registration Statement No. 333-255829
333-255829-01

Pricing Term Sheet

Becton Dickinson Euro Finance S.à r.l.
0.334% Notes due 2028
 1.336% Notes due 2041
(together, the “Notes”)

Fully and Unconditionally Guaranteed by
Becton, Dickinson and Company

Issuer:	Becton Dickinson Euro Finance S.à r.l. (the “Company”)
Guarantor:	Becton, Dickinson and Company (the “Guarantor”)
Aggregate Principal Amount Offered:	€900,000,000 of the 2028 Notes €900,000,000 of the 2041 Notes
Maturity Date:	2028 Notes: August 13, 2028 2041 Notes: August 13, 2041
Coupon (Interest Rate):	2028 Notes: 0.334% 2041 Notes: 1.336%
Price to Public (Issue Price):	2028 Notes: 100.000% of principal amount 2041 Notes: 100.000% of principal amount
Underwriting Discount:	2028 Notes: 0.400% 2041 Notes: 0.650%
Yield to Maturity:	2028 Notes: 0.334% 2041 Notes: 1.336%
Spread to Benchmark German Government Security:	2028 Notes: +102.2 basis points 2041 Notes: +158.9 basis points
Benchmark German Government Security:	2028 Notes: 0.500% DBR due February 15, 2028 2041 Notes: 4.75% DBR due July 4, 2040
Benchmark German Government Security Price/Yield:	2028 Notes: 107.942% / -0.688% 2041 Notes: 196.94% / -0.253%
Mid-Swap Yield:	2028 Notes: -0.266% 2041 Notes: 0.236%
Spread to Mid-Swap Yield:	2028 Notes: +60 basis points 2041 Notes: +110 basis points
Interest Payment Dates:	2028 Notes and 2041 Notes: Annually, on August 13, commencing August 13, 2022

Day Count Convention:	2028 Notes and 2041 Notes: ACTUAL/ACTUAL (ICMA)
Optional Redemption:
The Notes will be redeemable at the Company’s option, in whole or in part, at any  time prior to (i) May 13, 2028 (three months prior to the maturity date) with respect to the 2028 Notes and (ii) February 13, 2041 (six months prior to the maturity date) with respect to the 2041 Notes, at a redemption price equal to the greater of (1) 100% of the principal amount to be redeemed and (2) the sum of the present values of the remaining scheduled payments on the Notes being redeemed, discounting such payments to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate, plus 20 basis points in the case of the 2028 Notes and 25 basis points in the case of the 2041 Notes, plus accrued and unpaid interest, if any, to but excluding the date of redemption.

At any time on or after (i) May 13, 2028 (three months prior to the maturity date) with respect to the 2028 Notes and (ii) February 13, 2041 (six months prior to the maturity date) with respect to the 2041 Notes, the Notes will be redeemable at the Company’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption on the principal balance of the Notes being redeemed.

Redemption for Tax Reasons:
2028 Notes and 2041 Notes: If, as a result of any change in, or amendment to, the tax laws of a Taxing Jurisdiction (as defined in the preliminary prospectus supplement), or the official interpretation thereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts with respect to the Notes, the Company may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:
2028 Notes and 2041 Notes: If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Form/Clearing Systems:
2028 Notes and 2041 Notes: The Notes will be issued only in registered, book-entry form. There will be a global Note for each series of Notes deposited with a common safekeeper for Euroclear and Clearstream.

Trade Date:	August 10, 2021
Settlement Date:	August 13, 2021 (T+3)*
Type of Offering:	SEC Registered

Listing:	Application will be made to have the Notes listed on Euronext Dublin for trading on the Global Exchange Market.
New Safekeeping Structure:	Yes, and the notes are intended to be held in a manner that would allow eligibility as collateral for Eurosystem intra-day credit and monetary policy operations
MiFID II Product Governance:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels)
UK MiFIR Product Governance:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels)
PRIIPs:	No EU PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or in the UK
Common Code/ISIN:	2028 Notes: 237584414/ XS2375844144 2041 Notes: 237584465/ XS2375844656
Denominations:	€100,000 x €1,000
Stabilization:	Stabilization/FCA
Joint Book-Running Managers:
Barclays Bank  PLC
BNP Paribas
Citigroup Global Markets Limited
Goldman Sachs & Co. LLC
J.P. Morgan Securities plc
Morgan Stanley & Co. International plc
MUFG Securities (Europe) N.V.
Scotiabank Europe plc
Wells Fargo Securities International Limited

Co-Managers:
BNY Mellon Capital Markets, LLC
ING Bank N.V., Belgian Branch
Intesa Sanpaolo S.p.A.
Loop Capital Markets LLC
PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
TD Global Finance unlimited company
U.S. Bancorp Investments, Inc.

Concurrent Offering:
Concurrently with this offering, the Guarantor is offering €400,000,000 aggregate principal amount of 0.000% Notes due 2023 and €500,000,000 aggregate principal amount of 0.034% Notes due 2025 (the ‘‘concurrent offering”). The notes offered in the concurrent offering will be fully and unconditionally guaranteed by us on a senior unsecured basis. The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering. The closing of this offering and the concurrent offering are not conditioned on each other.

*
Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date will generally be required, by virtue of the fact that the Notes initially settle on the third U.S. business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a  failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Guarantor and the Issuer have filed a registration statement with the SEC (including a prospectus and a preliminary prospectus supplement), for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Guarantor and the Issuer have filed with the SEC for more complete information about the Guarantor, the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering  will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC toll-free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674 or Citigroup Global Markets Limited toll-free at 1-800-831-9146.

This pricing term sheet supplements the preliminary prospectus supplement dated August 10, 2021 relating to the prospectus dated May 6, 2021.

MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.

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